

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2008

Mail Stop 7010

Via U.S. mail

Andrew R. Prusky, Esq.
Senior Vice President, Legal
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

Re: **Foamex International Inc.**
Registration Statement on Form S-1
Filed on: April 18, 2008
File No.: 333-150336

Foamex International Inc.
Registration Statement on Form S-1
Filed on: April 18, 2008
File No.: 333-150335

Foamex International Inc.
Form 10-K for the fiscal year ended December 30, 2007
Filed on: April 4, 2008
File No.: 000-22624

Foamex International Inc.
Form 10-Q for the period ended March 30, 2008
Filed on: May 9, 2008
File No.: 000-22624

Dear Mr. Prusky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1
File No.: 333-150336

General

1. We note that information is omitted throughout the registration statement that is not Rule 430A information. To the extent practicable, complete the information before amending the registration statement.

2. We note that the Significant Equityholders can satisfy their obligations under the equity commitment agreement by participating in the rights offering and/or the second lien term offering. We further note the company's right to put to the Significant Equityholders any remaining shares to the extent that the Significant Equityholders have not met their equity commitment obligations by participating in the two offerings.

   Since it appears that you already have an understanding with the Significant Equityholders with regard to the shares that they will purchase under the put option, we believe that you have an ongoing private offering that must be completed privately. Accordingly, the Significant Equityholders should not receive registered shares upon the exercise of rights they would receive.

   Please revise your disclosure to clarify that the prospectus that forms part of this registration statement does not cover rights offered to the Significant Equityholders. In the alternative, please provide us with your analysis as to why the Significant Equityholders should be able to participate in the rights and/or the second lien term offerings.

3. Please clarify whether you are including the shares of common stock issuable pursuant to the early participation premium in this registration statement.

4. We note the current report on Form 8-K filed on April 23, 2008 regarding the company's exercise of the equity cure rights for an aggregate of $18.5 million. Please revise your disclosures throughout the prospectus (in particular the Equity Cure Letters discussion on page 40) to reflect the exercise of this cure right and how it affects your compliance with the various financial covenants under the terms of your credit agreement.

5. The disclosures related to the order of events, including the exercise of various

rights and options (such as the company's equity cure right and put option), lack sequence and at times are difficult to understand. In a prominent part of the registration statement please provide the timeline of the different events, organized in a bullet point format.

6. Throughout the registration statement you disclose that a required minimum payment under the first lien term loan facility is a condition precedent to conducting the second lien term offering; however, you also disclose that the rights offering and the second lien term offering are taking place concurrently. Please reconcile your disclosures to provide a clear understanding of your debt obligations and the right to conduct both offerings concurrently.

7. Disclose what will happen upon the assignment of loans to you at par and explain how that will reduce your indebtedness.

8. You refer to third party appraisals in your discussion of goodwill impairment on page 8 and a third party valuation specialist in your discussion of fair values of derivative contracts on page 20 of your Form 10-Q for the quarter ended March 30, 2008. Please tell us who each of these third party experts are and identify each of the third party experts in your future periodic filings. Given that it appears this Form 10-Q will be incorporated by reference into the Form S-1, please also provide a consent from each of these experts and refer to them in your Experts section. Refer to Rule 436 of Regulation C.

9. We note that some of the comments we raise below also relate to other parts of the prospectus. Please make conforming changes to other sections of the prospectus.

Outside Front Cover of Prospectus

10. Please limit the cover page to information that is key to an investment decision and limit the cover to one page pursuant to Item 501(b) of Regulation S-K.

11. In accordance with Item 501(b)(2) of Regulation S-K, please disclose at the beginning of the cover page the total amount of the securities being offered.

12. In the sixth paragraph, please clarify whether the stockholders (other than the Significant Equityholders) will receive an early participation premium even when they exercise less than all of the rights received in the rights offering.

Rights Offering Proceeds & Proceeds from the Transactions

13. Given the uncertainty as to how many rights will be exercised, please clearly disclose how you are arriving at the estimated number of rights which will be

exercised and correspondingly the amount of proceeds to be received. Your disclosures should state whether there are any required minimum number of rights that must be exercised or any other restrictions which factor into how you arrived at this estimate. It should be clear how you determined exercise of these rights is likely in light of any restrictions and in light of your current stock price. You should also disclose whether any of the transactions that you have disclosed are contingent for any reason, including if any are contingent on the successful completion of another transaction. If different scenarios could result in different amounts of rights being exercised, for example, if there is a minimum and/or maximum limit associated with these, please tell us what consideration you gave to presenting the financial information assuming different scenarios. In a similar manner, you should address the above in your Capitalization section on page 24.

Incorporation by Reference of Certain Documents

14. Please update the listing of documents accordingly to comply with Item 12(a)(2) of the Form S-1. The revised listing should include your Form 10-Q for the quarterly period ended March 30, 2008.

15. Please indicate the items of Form S-1 that have been incorporated by reference from your annual report on Form 10-K.

Questions and Answers About the Rights Offering, page 2

Are there any significant conditions to the consummation of this rights offering?, page 2

16. We note that in the Recent Developments section on page 10 you discuss the amendment to your charter to increase the authorized number of shares of common stock.   To the extent that your currently effective charter does not have a sufficient number of authorized shares of common stock to cover the shares issuable pursuant to the exercise of the rights, include the charter amendment as a significant condition to the consummation of the rights offering. Further, please disclose whether the charter amendment is subject to stockholder approval.

How do the Significant Equityholders' equity commitments work?, page 6

17. Please disclose the portion of the $100 million commitment that each Significant Equityholder is required to satisfy or how that amount is calculated (i.e. on a pro rated basis).

18. Identify the Significant Equityholders who are lenders under the second lien term loan facility and quantify the amount of each of their outstanding loans. Explain how/why the Significant Equityholders who are not lenders are able to participate

in the second lien offering. Please revise the statements in the second lien term offering prospectus and this prospectus that state the second lien term offering is being made to lenders since it appears not all offerees are lenders.

19. To the extent that the Significant Equityholders can exercise the rights received in both offerings at an exercise price per share equal to the exercise price of the put shares, it is not clear why the Significant Equityholders would elect to participate in these two offerings considering the put premium that they would otherwise receive in connection with the put option. Please revise your disclosures to provide more clarity on this issue which affects the level of dilution to be suffered by the other stockholders.

    Are there conditions to the Significant Equityholders's obligations under the equity commitment agreement? Page 6

20. Please disclose the "limited number of conditions" in the answer.

Summary of the Rights Offering, page 11
Effects of Transactions, page 12

21. In the second paragraph, please disclose the actual percentage of the Significant Equityholders' ownership increase.

Risk Factors, page 16

    As a holder of common stock, you will suffer significant dilution . . ., page 16

22. Please quantify the dilution stockholders will experience.

    It is likely that our ability to use our net operating losses to offset our taxable income will be severely limited, page 19

23. Please expand your disclosure to state the effects of your inability to use your NOLs (i.e. that you will be unable to use NOLs to offset future taxable income).

Use of Proceeds, page 23

24. Please disclose the minimum amount that must be raised in this rights offering assuming that the Significant Equityholders meet all of their respective obligations under the equity commitment agreement.

Capitalization, page 24

25. Please clearly show how you are arriving at each as adjusted and pro forma

amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Certain Relationships and Related Transactions, page 39
Equity Cure Letters, page 40

26. Given the company's recent exercise of the cure right in the amount of $18.5 million, please disclose whether the company has any plans to exercise its cure right for the remaining amount committed by the Curing Significant Equityholders in accordance with the equity cure letters.

27. At the end of the second paragraph (top of page 41) you state that proceeds of a sale transactions pursuant to the equity cure letters cannot be used to prepay any debt (whether revolver term or other). Please disclose the source of an amount "equal" to the gross cash proceeds from the equity cure letters which will be used to repay a portion of your indebtedness under the first lien term loan.

28. Quantify the amounts that each Curing Significant Equityholder would receive pursuant to the premium based upon the most recent thirty-day trading period.

Prior Equity Commitment Agreement, page 42

29. Please identify any of the Significant Equityholders in this offering who were also Emergence Significant Equityholders in the prior offering.

Registration Rights Agreement page 43

30. Please address as a risk factor the requirements under the registration rights agreement, including requirements related to both initial registration and any ongoing requirements subsequent to initial registration. Please be sure to address penalties for failure to comply as well.

31. Tell us how you have accounted for each registration rights agreement, including what consideration was given to FSP EITF 00-19-2. Please also provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

Description of Capital Stock, page 44

32. Please remove the phrase "[t]he following summary does not purport to be complete" since a summary by its nature it is not intended to iterate the entirety of the document it purports to summarize.

General, page 44

33. Please update this section to reflect the issuance of shares of Series D Preferred Stock.

Series E Preferred Stock, page 46

34. In light of your recent exercise of the cure right, please update your disclosure regarding any future issuance of Series E Preferred Stock. Also, please clarify whether the Series E Preferred Stock represents a security senior to, or pari passu with, the Series D Preferred Stock. It is unclear from your disclosure how the two are ranked.

Plan of Distribution, page 53

35. To the extent that you intend to conduct the offering through officers, directors or employees, explain how they qualify for the exemption from registration as broker-dealers under Rule 3a4-1 of the Exchange Act.

36. Please disclose the level of participation by officers and directors in offering the rights.

United States Federal Income Tax Considerations, page 55
Scope of this Discussion, page 55

37. We note from your previous response to the staff dated December 6, 2006 in connection with your prior registration statement (File No.333-138180) that you submitted a ruling request to the IRS regarding the treatment of NOL carryforwards in connection with the prior similar transactions. Please disclose the results of the IRS ruling since you are not filing a tax opinion.

Legal Matters, page 60

38. Please revise your disclosure to state in the prospectus that counsel will opine that the rights being issued shall be binding obligations of the company.

Registration Statement on Form S-1
File No.: 333-150335

39. To the extent applicable, please comply with our comments related to the rights offering.

Form 10-K for the fiscal year ended December 30, 2007

General

40. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

41. We note that you filed amendments to your Form 10-K on April 7, 2008 and April 17, 2008. Amendments to your periodic filings should include the complete text set of each Item that is being amended. As such, please file an amendment to your Form 10-K to include the complete text set of Part II, Item 5 and Part IV, Item 15, including the auditor reports, financial statements and notes to the financial statements and updated consents. Please also note that the amendment to your Form 10-K must include updated certifications in the exact form specified by Item 601 of Regulation S-K.

Business, page 3
Business Segments, page 4
Automotive Products, page 5

42. Please provide examples of Tier 1 system integrators.

International Operations, page 6

43. Please expand your disclosure about your relationship with Recticel to improve the understanding of this disclosure, or otherwise, include a cross reference where you discuss this matter in more detail. We note your Technology Sharing Arrangements discussion on page 55.

Legal Proceedings, page 11
Litigation, page 11

44. In accordance with Item 103 of Regulation S-K, please disclose the relief sought by the plaintiffs in *Gray v. Derderian*.

Environmental and Health and Safety, page 12

45. Please disclose the location of the three sites for which you are designated as PRP. Further, please disclose whether you are currently conducting any operations on those sites and whether you have taken any measures to avoid potential future environmental liability.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 29

46. Please revise your table of contractual cash obligations to include in a separate line item the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Executive Compensation, page 38

47. It appears that you have not included information required by Item 407(e)(5) of Regulation S-K. Please revise your disclosures accordingly.

Compensation Discussion and Analysis, page 38

General

48. In accordance with Items 402(b)(2)(xii), (xiv) and (xv) of Regulation S-K and to the extent applicable, please disclose the following information:
   • Whether the compensation committee has taken in consideration the impact of the accounting and tax treatment of a certain form of compensation in making compensation decisions;
   • The companies comprising the Peer Group Companies; and
   • The role, if any, played by the named executive officers in determining executive compensation.

   Overview, page 38

49. You disclose that the Compensation Committee "reviews and approves corporate goals and objectives" to determine the CEO's compensation; however, you do not disclose what these goals and objectives are. Further, in your Annual Cash Bonus discussion on page 39 you disclose that the company's operating performance and the individual's personal performance, among others, determine the amount of an individual's award payment.

   • Since these goals appear to be material to the determination of the amount of executive compensation for year 2007, please disclose and quantify them in the filing.
   • Further, please disclose the metrics pursuant to which the compensation committee measures the company's operating performance as well as an executive officer's personal performance. To the extent that the

compensation committee has also established individual performance goals, please disclose what they are for each named executive officer.

50. Please disclose the 2007 threshold performance targets since they seem to have been material in determining the payment of bonuses under the Incentive Plan. Please disclose these targets for each named executive officer individually.

Discretionary Award, page 40

51. Please include a more comprehensive discussion of the substance of the compensation committee's decisions resulting in the payment of the discretionary awards, by focusing, in particular, on how the compensation committee determined the award amounts for each named executive officer.

Employment Agreements, page 41

52. We note your reference to the company's severance policy. Please include a brief summary of the material terms of this policy.

Summary Compensation Table, page 41

53. Please itemize in Footnote (12) the components comprising "All Other Compensation" in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Stock Awards, page 44

54. Please disclose the targets that you are referring to in Footnote (3).

Current Employees – Employment Agreements, page 46

55. We note your disclosures about various option grants and stock awards, which in certain cases vest upon meeting "certain" financial targets. We note that in the Compensation Discussion and Analysis section you do not discuss how the compensation committee determines the number of stock options and/or stock grants to be issued to each named executive officer and the frequency of these grants. Please revise your disclosures to include this information.

Compensation of Directors, page 53

56. Please tell us why the tabular presentation of director compensation does not include the stock and/or option awards granted to the directors as reflected on the beneficial owners table on page 54. Please see Item 402(k) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 53

57. Please list here each director who is a member of the compensation committee in accordance with Item 407(e)(4)(i) of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

58. Please breakout for each period presented the other, net line item and the other assets and liabilities line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. See SFAS 95.

59. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

Consolidated Statements of Stockholders' Deficiency, page F-7

60. Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Note 2 – Summary of Significant Accounting Policies, page F-10

Self-Insurance, page F-13

61. You indicate that you are self-insured for a number of risks including workers' compensation, medical, automobile and general liability. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self-insurance accruals for each period presented. Please similarly revise your MD&A to include disclosures about your self-insurance accruals as well.

Note 5 – Earnings (Loss) Per Share, page F-17

62. Please disclose how you are treating the restricted shares you have issued, as discussed on page 44, in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 19 – Commitments and Contingencies, page F-40

Operating Leases, page F-40

63. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Litigation, page F-40

64. Regarding the legal claims of which you are party to, please disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5.

Form 10-Q for the period ended March 30, 2008
File No.: 000-22624

General

65. Please address the comments on Form 10-K in your interim filings as well, as applicable.

Note 5 - Loss Per Share, page 9

66. Please disclose how you are treating the convertible preferred stock in computing both your basic and diluted earnings per share in accordance with SFAS 128 and EITF 03-6.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Judith R. Thoyer, Esq. (via facsimile @ (212) 492-0002)
        Aun Singapore, Esq. (via facsimile @ (212) 492-0431)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019